

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS 9% SALES GROWTH
IN SECOND QUARTER FISCAL 2013

- Q2 GAAP Operating Income Up 13.2% and Non-GAAP Q2 Operating Income Increases 15.0%

- Q2 GAAP EPS from Continuing Ops increases 8.9% to $0.86 and Q2 Non-GAAP EPS from Continuing Ops Grows 10.8% to $0.92

- Net Debt Reduced by $6 Million in Quarter on Strong Cash Generation; Net Debt to Capital at 9.8%

SALEM, NH – February 1, 2013 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter ended December 31, 2012.

Second Quarter Fiscal 2013 Results from Continuing Operations

- Net sales increased 8.9% to $168.6 million from $154.9 million in the second quarter of fiscal 2012. Sales growth consisted of 8.5% from the Company's acquisition of Meder electronic and 0.5% organic growth offset by 0.1% of unfavorable foreign exchange.

- Income from operations was $16.3 million compared with $14.4 million in the second quarter of fiscal 2012. Operating income for the second quarter of 2013 included, pre-tax, $1.0 million of restructuring charges and acquisition-related costs of $0.1 million. The second quarter of 2012 included, pre-tax, $0.7 million of restructuring charges. Excluding these items from both periods, the Company reported non-GAAP second-quarter fiscal 2013 operating income of $17.3 million compared with $15.1 million in the year-earlier quarter, an increase of 15.0%.

- Net income from continuing operations was $11.0 million, or $0.86 per diluted share, including, after tax, $0.6 million of restructuring charges. This compares with second quarter 2012 net income from continuing operations of $10.1 million, or $0.79 per diluted share, which included, after tax, $0.5 million of restructuring charges. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations increased 11.3% to $11.7 million, or $0.92 per diluted share, from $10.5 million, or $0.83 per diluted share, in the second quarter of fiscal 2012.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $20.4 million compared with $17.7 million in the second quarter of fiscal 2012. Excluding the previously mentioned items from both periods, EBITDA increased 16.5% to $21.4 million from $18.4 million in the second quarter of fiscal 2012.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $129.9 million at the end of the second quarter of 2013, compared with $116.4 million a year earlier. Working capital turns were 5.2 for the second quarter of fiscal 2013, compared with 5.3 turns in the second quarter of fiscal 2012.

- The Company's net debt (defined as short-term debt plus long-term debt less cash) of $28.9 million compares with net debt of $35.0 million at September 30, 2012.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We continued to demonstrate the success of our organic and acquisition growth strategies in the second quarter," said President and CEO Roger Fix. "We reported 9% year-over-year sales growth in the quarter due primarily to the performance of our Meder acquisition. Non-GAAP EPS from continuing operations grew 10.8% to $0.92, and we are now at an EBITDA run rate excluding special items of nearly $90 million. We also generated good cash flow, reduced our net debt by $6 million, and lowered our net debt-to-capital ratio. Given the macroeconomic challenges we experienced during the quarter in a number of our end user markets, we performed well in the second quarter."

Segment Review

Food Service Equipment Group sales decreased 0.2% year-over-year, with operating income increasing 0.2%.

"Continuing strength in sales to quick serve restaurant chains were substantially offset by softness at drug retail stores and a seasonal pause in demand from the dollar store segment during the quarter," said Fix. "We continue to expect full-year sales to dollar stores to be equal to or higher than in fiscal 2012, and we believe this segment will be a very good long-term opportunity for us.[1] To enhance our competitiveness in the retail drug, dollar store and convenience store segments, we are value engineering our refrigerated merchandising cabinet product line to reduce material expenses while adding features, as well as realigning our manufacturing processes utilizing lean manufacturing techniques to lower labor costs."

"Demand further softened in the retail grocery segment in the UK as a result of the macro-economic conditions there, while we experienced lower sales to the US grocery store segment where customers are continuing to reduce capital spending," said Fix. "We have implemented staff reductions in this area given the lower expectations for volume. At the same time, we made progress in our effort to penetrate a greater number of major chains and dealers, both domestically and internationally, much like we did successfully on the refrigeration side of the business."

"While our beverage dispensing pump business continues to be affected by the weak economy in Europe, demand was strong at our custom merchandising businesses," said Fix.

Engraving Group sales increased 2.3% year-over-year, with 1.5% growth in operating income.

"Strength in demand for automotive program mold texturizing work in Europe and China offset weakness in North America," said Fix. "As we previously discussed, we believe that Engraving mold texturizing sales for fiscal 2013 will be flat compared to the excellent sales performance we reported in fiscal 2012 but that fiscal 2014 will be a record year for the segment.[1] During the quarter we continued to make progress on our emerging economy strategy, which includes growing our infrastructure in China, Asia Pacific and South America. We completed the move into a bigger and better equipped facility in Brazil, we opened our new plant in Korea, we broke ground on a fourth facility in India and we committed to a new, larger Mexican facility in a region northwest of Mexico City that has become a growing center for automotive production."

"At our roll, plate and machinery businesses, we continue to see early signs of improvement driven by building product applications," said Fix.

Engineering Technologies Group sales grew 0.1% year-over-year, while operating income declined by 1.0%.

"The year-over-year comparison in the Engineering Technologies Group was made difficult by the shipment in Q2 fiscal 2012 of a large, high-margin order to the oil and gas market," said Fix. "This was offset by the impact of $0.7 million in operating income resulting from a retrospective payment from a customer in the space sector related to incremental costs recorded in cost of sales in prior periods which were attributable to customer-supplied materials. During the quarter we continued to see good quoting activity in the space sector for both developmental and production work for NASA as well as commercial space customers. We're also seeing good long-term opportunities in the land-based turbines market where we have been successful in broadening our customer base. In the aviation market, we are generating significant interest from customers seeking our capabilities for jet engine lipskins and a number of other components internal to jet engines for commercial aviation.[1]"

The **Electronics Products Group** reported 122.5% year-over-year sales growth, with operating income increasing 127.0%.

"The excellent top- and bottom-line performance by the Electronics Products Group was driven by both the legacy electronics business as well as the Meder acquisition," said Fix. "At the legacy business, sales from new customer programs for magnetics and sensors continue to grow and more than offset soft reed switch sales in China and Asia Pacific. We have a robust pipeline for new products and customer programs that we expect will contribute to revenue in future quarters.[1]"

"The Meder integration is proceeding on plan, and we have completed the first round of training of engineers and sales people from both organizations about the respective product offerings," said Fix. "We're now working with our customers on the engineering test and evaluation process, and reactions have been enthusiastic. In addition to sales synergies, we're making progress in the realization of cost synergies in two specific areas. We have identified $0.5 million in material and procurement savings that will be implemented in the next 12 months, and we will begin to implement facility rationalizations in the second half of this fiscal year that will be completed early in fiscal 2014. These facility rationalizations should generate between $1.0 and $1.5 million of annualized cost savings.[1]"

The **Hydraulics Products Group** reported a 5.2% year-over-year sales decline, while operating income increased 23.3%.

"The North American market for dump trailer systems remained weak in the second quarter, as did export sales to Mexico, Australia and South America," said Fix. "Sales declines were tempered by continued growing demand from refuse handling applications as a result of our ongoing efforts to penetrate this market. Geographically, sales from our China operation, which has been instrumental in our ability to grow share in the refuse handling market, contributed to the second-quarter profit improvement. Operating income grew 23.3% due to cost reduction and productivity improvement initiatives as well as a greater mix of sales from China."

Business Outlook

"We have performed well in the first two quarters of fiscal 2013 despite softening in demand from several of our end user market segments. We plan to continue to execute on our organic and acquisition growth strategies going forward.[1] Each of our business units have a number of organic growth initiatives that we have been executing for the past several years including the introduction of new products and technologies, penetration of new end user and geographic markets and development of specific customer solutions which will continue to allow us to grow our top line through market share gains in what we expect will be generally a slow growth end user market environment.[1] Following on the success of our Meder acquisition, we have a solid pipeline of acquisition candidates and dry powder on our balance sheet. While there may be short-term challenges in certain of our end markets, we are confident that we have the right strategy to continue to grow sales, increase profits and generate long-term shareholder value,[1]" concluded Fix.

Conference Call Details

Standex will host a conference call for investors today, February 1, 2013 at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 94784038. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, Korea, India and China. For additional information, visit the Company's website at www.standex.com.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended December 31,		Six Months Ended December 31,	
	2012	**2011**	**2012**	**2011**
Net sales	$168,629	$154,868	$352,015	$314,174
Cost of sales	112,339	104,598	236,480	211,158
Gross profit	56,290	50,270	115,535	103,016
Selling, general and administrative expenses	39,037	35,193	80,421	71,303
Restructuring costs	985	701	1,220	1,223
Income from operations	16,268	14,376	33,894	30,490
Interest expense	575	428	1,226	900
Other (income) expense, net	(166)	(94)	(130)	(285)
Total	409	334	1,096	615
Income from continuing operations before income taxes	15,859	14,042	32,798	29,875
Provision for income taxes	4,833	3,965	9,847	7,979
Net income from continuing operations	11,026	10,077	22,951	21,896
Income (loss) from discontinued operations, net of tax	(65)	(14,193)	(160)	(14,054)
Net income	$10,961	($4,116)	$22,791	$7,842
Basic earnings per share:				
Income from continuing operations	$0.88	$0.80	$1.82	$1.75
Loss from discontinued operations	(0.01)	(1.13)	(0.01)	(1.12)
Total	$0.87	($0.33)	$1.81	$0.63
Diluted earnings per share:				
Income from continuing operations	$0.86	$0.79	$1.79	$1.72
Loss from discontinued operations	0.00	(1.11)	(0.01)	(1.11)
Total	$0.86	($0.32)	$1.78	$0.61

Standex International Corporation
Statements of Consolidated Cash Flows

	Six Months Ended December 31,	
	2012	2011
Cash Flows from Operating Activities		
Net income	$22,791	$7,842
Loss from discontinued operations	160	14,054
Income from continuing operations	22,951	21,896
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	7,765	6,788
Stock-based compensation	1,725	1,370
Contributions to defined benefit plans	(3,876)	(642)
Net changes in operating assets and liabilities	(3,909)	(20,400)
Net cash provided by operating activities - continuing operations	24,656	9,012
Net cash (used in) operating activities - discontinued operations	(1,418)	(2,456)
Net cash provided by operating activities	23,238	6,556
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(9,723)	(5,064)
Expenditures for acquisitions, net of cash acquired	(39,613)	-
Other investing activities	108	2,900
Net cash (used in) investing activities from continuing operations	(49,228)	(2,164)
Net cash provided by investing activities from discontinued operations	-	1,619
Net cash (used in) investing activities	(49,228)	(545)
Cash Flows from Financing Activities		
Proceeds from borrowings	74,000	78,500
Payments of debt	(62,723)	(64,000)
Borrowings on short-term facilities (net)	-	(1,800)
Activity under share-based payment plans	135	168
Excess tax benefit from share-based payment activity	2,011	581
Cash dividends paid	(1,883)	(1,627)
Purchase of treasury stock	(8,004)	(3,831)
Net cash provided by financing activities from continuing operations	3,536	7,991
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	3,536	7,991
Effect of exchange rate changes on cash	831	(1,664)
Net changes in cash and cash equivalents	(21,623)	12,338
Cash and cash equivalents at beginning of year	54,749	14,407
Cash and cash equivalents at end of period	$33,126	$26,745

Standex International Corporation
Condensed Consolidated Balance Sheets

	December 31, 2012	June 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 33,126	$ 54,749
Accounts receivable, net	90,433	99,432
Inventories, net	96,624	73,076
Prepaid expenses and other current assets	9,059	6,255
Income taxes receivable	2,465	3,568
Deferred tax asset	12,661	12,190
Total current assets	244,368	249,270
Property, plant, and equipment, net	96,639	82,563
Goodwill	114,054	100,633
Intangible assets, net	27,257	19,818
Deferred tax asset	4,764	6,618
Other non-current assets	19,893	20,909
Total non-current assets	262,607	230,541
Total assets	$ 506,975	$ 479,811
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	57,139	62,113
Accrued liabilities	51,795	51,124
Income taxes payable	2,644	3,548
Total current liabilities	111,578	116,785
Long-term debt	62,073	50,000
Accrued pension and other non-current liabilities	67,497	70,119
Total non-current liabilities	129,570	120,119
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	35,546	34,928
Retained earnings	526,027	505,163
Accumulated other comprehensive loss	(69,200)	(75,125)
Treasury shares	(268,522)	(264,035)
Total stockholders' equity	265,827	242,907
Total liabilities and stockholders' equity	$ 506,975	$ 479,811

Standex International Corporation
Selected Segment Data

	Three Months Ended December 31,		Six Months Ended December 31,	
	2012	**2011**	**2012**	**2011**
Net Sales				
Food Service Equipment	$95,816	$95,962	$205,139	$200,169
Engraving	23,663	23,133	47,019	44,831
Engineering Technologies	18,027	18,012	33,757	32,650
Electronics Products	24,894	11,188	52,733	22,878
Hydraulics Products	6,229	6,573	13,367	13,646
Total	$168,629	$154,868	$352,015	$314,174
Income from operations				
Food Service Equipment	$9,694	$9,678	$23,042	$22,084
Engraving	4,476	4,411	9,028	8,288
Engineering Technologies	3,644	3,679	5,337	6,258
Electronics Products	4,101	1,807	7,189	3,933
Hydraulics Products	963	781	1,934	1,457
Corporate	(5,625)	(5,279)	(11,416)	(10,307)
Total	$17,253	$15,077	$35,114	$31,713

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended December 31,			Six Months Ended December 31,		
	2012	**2011**	**% Change**	**2012**	**2011**	**% Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$16,268	$14,376	13.2%	$33,894	$30,490	11.2%
Adjustments:						
Restructuring charges	985	701		1,220	1,223	
Acquisition-related costs	84	-		1,549	-	
Adjusted income from operations	$17,337	$15,077	15.0%	$36,663	$31,713	15.6%
Interest and other expenses	(409)	(334)		(1,096)	(615)	
Provision for income taxes	(4,833)	(3,965)		(9,847)	(7,979)	
Discrete tax items	-	-		-	(530)	
Tax impact of above adjustments	(365)	(242)		(883)	(422)	
Net income from continuing operations, as adjusted	$11,730	$10,536	11.3%	$24,837	$22,167	12.0%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$15,859	$14,042		$32,798	$29,875	
Add back:						
Interest expense	575	428		1,226	900	
Depreciation and amortization	3,936	3,233		7,765	6,788	
EBITDA	$20,370	$17,703	15.1%	$41,789	$37,563	11.3%
Adjustments:						
Restructuring charges	985	701		1,220	1,223	
Acquisition-related costs	84	-		1,549	-	
Adjusted EBITDA	$21,439	$18,404	16.5%	$44,558	$38,786	14.9%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$15,087	$11,688		$24,656	$9,012	
Add back: Voluntary pension contribution	-	-		3,250	-	
Less: Capital expenditures	(4,818)	(2,806)		(9,723)	(5,064)	
Free operating cash flow	$10,269	$8,882		$18,183	$3,948	
Net income from continuing operations	11,026	10,077		22,951	21,896	
Conversion of free operating cash flow	93.1%	88.1%		79.2%	18.0%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended December 31,			Six Months Ended December 31,		
	2012	2011	% Change	2012	2011	% Change
Adjusted earnings per share from continuing operations						
Diluted earnings per share from continuing operations, as reported	$0.86	$0.79	8.9%	$1.79	$1.72	4.1%
Adjustments:						
Restructuring charges	0.05	0.04		0.06	0.06	
Acquisition-related costs	0.01	-		0.08	-	
Discrete tax items	-	-		-	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$0.92	$0.83	10.8%	$1.93	$1.74	10.9%